CAPITOL ACQUISITION CORP. II

509 7th Street, N.W.

Washington, D.C. 20004

May 7, 2013

VIA EDGAR

Duc Dang, Esq.

Attorney - Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Capitol Acquisition Corp. II (the "Company")

Registration Statement on Form S-1 originally filed March 26, 2013

(File No. 333- 187519) ( the "Registration Statement")

Dear Mr. Dang:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 3:00 P.M., Thursday, May 9, 2013 or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CAPITOL ACQUISITION CORP. II

By:	/s/ Mark D. Ein
Mark D. Ein, Chief Executive Officer